Confidential Treatment Requested
by Carbonite, Inc.

		ATTORNEYS AT LAW

		111 HUNTINGTON AVENUE
		BOSTON, MASSACHUSETTS 02199
		617.342.4000 TEL
	July 13, 2011	617.342.4001 FAX
		foley.com

		WRITER’S DIRECT LINE
Via Overnight Delivery		617.342.4003
Via EDGAR		spravda@foley.com EMAIL

		CLIENT/MATTER NUMBER
		052974-0179
CONFIDENTIAL
Barbara C. Jacobs, Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, D.C. 20549-3720

Re:	Carbonite, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed July 13, 2011 File No. 333-174139
Ladies and Gentlemen:
     This letter is being supplementally furnished on behalf of Carbonite, Inc., a Delaware corporation (the “Company”), with respect to the Company’s Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-174139) (the “Registration Statement”) that was filed with the Securities and Exchange Commission (the “Commission”) on July 13, 2011. To assist the staff of the Division of Corporation Finance (the “Staff”) in its evaluation of stock compensation and certain other matters, the Company advises the Staff that, considering information currently available and current market conditions based in part on input received from its underwriters, the Company currently estimates a price range of $[***] to $[***] per share for the offering of the Company’s Common Stock, $0.01 par value per share (which is referred to in the Registration Statement as the Company’s “common stock”). This per share price range does not reflect or give effect to a forward split of the Company’s common stock, which is expected to be effected prior to the offering and which the Company expects to reflect in the preliminary prospectus prior to the commencement of the roadshow. For clarity, the Company advises the Staff that, given the volatility of the public trading market and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering and the Company has not yet conclusively determined the size or ratio of the split of the common stock referred to above.
     Because of the financially sensitive nature of the estimated price range, the Company requests confidential treatment under 17 C.F.R. § 200.83 of the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom and Information Privacy Act Operations. The Company respectfully requests that the Staff return this letter to us pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this

BOSTON	JACKSONVILLE	MILWAUKEE	SAN DIEGO	SILICON VALLEY
BRUSSELS	LOS ANGELES	NEW YORK	SAN DIEGO/DEL MAR	TALLAHASSEE
CHICAGO	MADISON	ORLANDO	SAN FRANCISCO	TAMPA
DETROIT	MIAMI	SACRAMENTO	SHANGHAI	TOKYO
WASHINGTON, D.C.

[***]	Information has been omitted and filed separately with the Securities and Exchange Commission. Confidential Treatment has been requested with respect to the omitted portions.

Barbara C. Jacobs
July 13, 2011

purpose. Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the envelope provided.
     Please contact me at 617-342-4003, Paul D. Broude, Esq. at 617-342-4027, or Edouard C. LeFevre, Esq. at 617-342-4071 if you require any additional information.
Sincerely,
/s/ Susan E. Pravda
Susan E. Pravda

cc:	David Friend, Chief Executive Officer Craig Wilson, Senior Assistant Chief Account Melissa Kindelan, Staff Accountant Evan Jacobson, Attorney-Advisor Martin A. Wellington, Esq.